Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
WCA Waste Corporation:
We consent to the use of our reports with respect to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement. Our audit report covering the consolidated financial statements of WCA Waste Corporation (formerly WCA Waste Systems, Inc.) as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 contains an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations on January 1, 2003.
/s/ KPMG LLP
Houston, Texas
January 4, 2007